FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 0-30150

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BUFFALO GOLD LTD.

(Translation of registrant's name into English)

24TH Floor, 1111 West Georgia Street, Vancouver, B.C., Canada, V6E 4M3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1 2 3	Interim Financials dated March 31, 2007 Management’s Discussion and Analysis March 31, 2007 Form 52-109FT2 CEO and CFO Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2007	BUFFALO GOLD LTD. By: Simon Anderson __________________________________ Name: Simon Anderson, Title: Chief Financial Officer

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BUFFALO GOLD LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited, Prepared by Management)

March 31, 2007

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NOTICE TO READER

These unaudited consolidated financial statements for the first financial quarter ended March 31, 2007 have not been reviewed by our auditors, Davidson & Company LLP, Chartered Accountants. They have been prepared by Buffalo Gold Ltd.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of a new accounting policy as described in note 3. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

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BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Balance Sheets

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	March 31, 2007	December 31, 2006

Assets

Current
Cash and cash equivalents	$ 8,031,995	$ 1,368,597
Receivables	60,148	137,027
Marketable securities	7,748,641	18,917,296
Prepaid expenses	27,388	70,438

	15,868,172	20,493,358

Deposits	97,691	87,990
Equipment (note 5)	34,731	35,203
Exploration properties (note 6)	36,218,245	8,205,245

	$ 52,218,839	$ 28,821,796

Liabilities And Shareholders' Equity

Current
Accounts payable and accrued liabilities (note 10)	$ 713,900	$ 916,136

Amounts due to shareholders	6,272	6,272
Future income taxes	1,778,000	1,857,000

	2,498,172	2,779,408

Shareholders' Equity
Share capital (note 7)
Authorized
Unlimited common shares without par value
Issued
63,873,108 (2006 – 46,423,539) common shares	68,494,187	40,045,572
Contributed surplus	5,811,886	5,990,160
Accumulated comprehensive other income	(1,034,927)	-
Deficit	(23,550,479)	(19,993,344)

	49,720,667	26,042,388

	$ 52,218,839	$ 28,821,796

Going concern (note 2)

On behalf of the board of directors:

“Doug Turnbull”		“James Stewart”
Doug Turnbull	Director	James Stewart	Director

The accompanying notes are an integral part of these financial statements.

_____________________________________________________________________________________

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BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Operations

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended March 31
	2007	2006

Exploration expenses (note 6)	$3,439,864	$814,919

Administrative Expenses
Amortization	3,554	980
Consulting fees (note 10)	210,412	151,041
Investor relations	137,850	146,992
Listing, filing and transfer fees	20,581	19,305
Office and miscellaneous	1,741	20,477
Professional fees (note 10)	63,836	52,634
Rent (note 10)	28,689	10,016
Salaries	17,427	-
Stock-based compensation (note 8)	-	861,000
Travel and promotion	108,134	100,811
	592,224	1,363,256

Loss before other items	(4,032,088)	(2,178,175)

Other Items
Foreign exchange gain	633,895	-
Other income	(1,507)
Interest income	158,951	5,066

Loss before income taxes	(3,240,749)	(2,173,109)
Future income tax recovery	79,000	-
Loss for the period	(3,161,749)	$(2,173,109)

Other comprehensive income
Change in unrealized foreign exchange gain	(587,225)
Net unrealized loss on available for sale securities	(742,502)

Comprehensive loss for the period	$(4,491,476)

Loss per share, basic and fully diluted	$0.06	$0.10

Weighted average number of shares outstanding
Basic and fully diluted	50,913,159	22,417,457

The accompanying notes are an integral part of these financial statements

_____________________________________________________________________________________

.

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BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Three Months Ended March 31
	2007	2006

Cash Flows From (Used In) Operating Activities
Loss for the period	$(3,161,749)	$(2,173,109)

Items not involving cash
Stock-based compensation	-	861,000
Unrealized foreign exchange loss (gain)	-	-
Amortization	3,554	980
Future income taxes	(79,000)	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	77,428	(38,714)
Decrease (increase) in prepaid expenses	43,369	(60,000)
Increase in accounts payable and accrued liabilities	(204,679)	4,561

Net cash provided by (used in) operating activities	(3,321,077)	(1,405,282)

Cash Flows Used In Financing Activities
Issuance of shares for cash	257,341	-
Share issue costs	-	(10,700)

Net cash used in financing activities	257,341	(10,700)

Cash Flows Used in Investing Activities
Purchase of marketable securities	(6,702,431)	-
Sale of marketable securities	16,442,309	-
Equipment purchases	(2,036)	(8,942)
Deferred acquisition costs	-	(43,175)
Advances to subsidiary before acquisition	-	(8,357)
Cash acquired on purchase of subsidiaries	-	50,844
Deposit	(9,216)	-
Acquisition of exploration properties	-	(416,460)

Net cash used in investing activities	9,728,626	(426,090)

Foreign exchange gain(loss) on cash held in foreign currency	(1,492)	-
Change in cash and cash equivalents during the period	6,663,398	(1,842,072)

Cash and cash equivalents, beginning of period	1,368,597	3,541,708

Cash and cash equivalents, end of period	$8,031,995	$1,699,636

The accompanying notes are an integral part of these financial statements.

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BUFFALO GOLD LTD.

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(Expressed in Canadian dollars)

(Unaudited, Prepared by Management)

	Number of	Share	Contributed	Accumulated other		Total shareholders’
	shares	capital	surplus	comprehensive loss	Deficit	equity
Balance December 31, 2005	22,417,457	$ 8,746,104	$ 909,000	-	$ (6,322,129)	3,332,975

Acquisition of Gold FX	4,000,000	4,820,000	-	-	-	4,820,000
Purchase of Hannah 1	50,000	77,145	-	-	-	77,145
Purchase of Murphy / Canon	73,592	175,900	-	-	-	175,900
Stock option award	-	-	3,883,000	-	-	3,883,000
Private placement, April 2006	3,565,000	4,099,750	-	-	-	4,099,750
Offering costs - cash	-	(288,647)	-	-	-	(288,647)
Offering costs - non-cash	45,000	(284,000)	284,000	-	-	-
Private placement, September 2006	11,428,700	22,182,097	-	-	-	22,182,097
Offering costs - cash	-	(1,549,817)	-	-	-	(1,549,817)
Offering costs - non-cash	-	(1,688,000)	1,688,000	-	-	-
Exercise of share purchase warrants - cash	3,925,290	2,542,504	-	-	-	2,542,504
Exercise of share purchase warrants - non-cash	-	347,050	(347,050)	-	-	-
Exercise of stock options - cash	918,500	438,695	-	-	-	438,695
Exercise of stock options - non-cash	-	426,790	(426,790)	-	-	-
Net loss for the year	-	-	-	-	(13,671,215)	(13,671,215)
Balance, December 31, 2006	46,423,539	40,045,571	5,990,160	-	(19,993,344)	26,042,387

Reclassification on adoption of new accounting policy	-	-	-	294,800	(395,386)	(100,586)
Issuance of shares re Mt. Kare	17,000,000	28,013,000	-	-	-	28,013,000
Exercise of share purchase warrants - cash	199,569	154,459	-	-	-	154,459
Fair value of share purchase warrants	-	78,280	(78,280)	-	-	-
Exercise of stock options - cash	250,000	102,883	-	-	-	102,883
Fair value of options exercised	-	99,994	(99,994)	-	-	-
Comprehensive income (loss)
Change in unrealized foreign exchange gain	-	-	-	(587,225)	-	(587,225)
Unrealized loss on marketable securities	-	-	-	(742,502)	-	(742,502)
Net loss for the quarter	-	-	-	-	(3,161,749)	(3,161,749)

Balance, March 31, 2007	63,873,108	$ 68,494,187	$ 5,811,886	$ (1,034,927)	$(23,550,479)	$ 49,720,667

The accompanying notes are an integral part of these financial statements.

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BUFFALO GOLD LTD.

(An Exploration Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian Dollars)

For the Three Months Ended March 31, 2007

(Unaudited, Prepared by Management)

1.

BASIS OF PRESENTATION

These consolidated financial statements are those of Buffalo Gold Ltd. (“Buffalo”) and its wholly-owned subsidiaries Buffalo PNG Ltd., Gold FX Limited (“Gold FX”) and Gold Finance and Exploration Pty. Limited. Collectively, they are referred to as “the Company”.

Buffalo Gold Ltd. is an Alberta Corporation engaged in the acquisition, exploration, management, and development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit.  To date, the Company has not earned any revenues and is considered to be in the exploration stage.  The Company's shares are listed on the TSX Venture Exchange and, accordingly, the Company is subject to restrictions on share issuances and certain types of payments as set out in TSX Venture Exchange policies. The Company’s shares are also listed on the Over the Counter market (“OTC”) in the United States and the Frankfurt Stock Exchange in Germany.

The accompanying unaudited consolidated financial statements do not include all information and note disclosures required for an annual set of financial statements under Canadian or United States generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at March 31, 2007 and for all comparative periods presented, have been included.  Interim results for the period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year as a whole. These unaudited consolidated financial statements should be read in conjunction with the financial statements and notes for the fiscal year ended December 31, 2006. The accounting principles applied in these interim consolidated financial statements are consistent with those applied in the annual financial statements, except for the adoption of a new accounting policy as described in note 3.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) for interim financial information. These financial statements also conform, in all material respects, with generally accepted accounting principles in the United States of America (“United States GAAP”) with respect to recognition, measurement and presentation except as disclosed in note 14.

2.

GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian GAAP and the ongoing assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  However, certain conditions exist, which raise substantial doubt about the Company’s ability to continue as a going concern. In particular, the Company has a history of operating losses and while it has working capital of $15,154,272 (December 31, 2006 - $19,577,222), it intends to undertake exploration programs that will require further funds. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.

ADOPTION OF ACCOUNTING POLICIES

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” and Section 3861 “Financial Instruments – Disclosure and Presentation”,

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Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income comprises items recognized in comprehensive income, but excluded from net income calculated in accordance with Canadian GAAP.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. As required, prior periods have not been revised except to classify unrealized foreign currency transaction gains or losses related to foreign operations in accumulated other comprehensive income.

Section 3855 establishes standards for measuring and recognizing financial assets and financial liabilities and non-financial derivatives in the balance sheet. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings; non-financial derivative are measured at fair value with changes in fair value recorded in net earnings unless cash flow hedge accounting is applied, in which cash changes in fair value are recorded in other comprehensive income.

Upon adoption of these new standards, the Company classified its cash and cash equivalents as held-for-trading, which is measured at fair value; accounts receivable and sundry receivables as loans and receivables, which are measured at amortized cost and accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost, using the effective interest rate method.

As required, prior periods have not been revised except to classify unrealized foreign currency translation gains or losses related to foreign operations in accumulated comprehensive income. Adoption of these standards has resulted in the current period loss being $687,811 higher than it would otherwise have been. The Company’s financial position has not been materially affected.

4.

MARKETABLE SECURITIES

At March 31, 2007, the Company held the following available-for-sale securities:

		Cost	Carrying Value
Madison Minerals Inc.	Common shares	$ 3,331,982	$ 2,310,000
Solomon Gold plc	Common shares	318,999	164,393
Crescent Gold Limited	Common shares	26,835	37,465
El Dore	Common shares	93,350	123,795
Kinbauri	Share subscription receipts	5,000,000	5,000,000
Gold Aura	Common shares	112,988	112,988
		$ 8,884,154	$ 7,748,641

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At December 31, 2006, the Company held the following marketable securities:

		Cost	Market Value	Carrying Value
Madison Minerals Inc.	Common shares	$ 1,835,899	$ 1,585,220	$ 1,585,220
Solomon Gold plc	Common shares	318,989	178,027	178,027
Crescent Gold Limited	Common shares	26,835	25,465	25,465
General Electric	Bond	6,717,467	7,086,272	7,086,272
Bank of Montreal	Bond	9,525,167	10,042,312	10,042,312
		$ 18,424,357	$ 18,917,296	$ 18,917,296

The carrying value of the bonds at December 31, 2006 includes accrued interest of $198,139 and unrealized foreign exchange gain of $687,811.

5.

EQUIPMENT

	March 31, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Net Book Value

Computer equipment	$ 21,518	$ 7,254	$ 14,264	$ 13,390
Computer software	29,596	16,442	13,154	14,578
Radio	622	239	383	414
Other equipment	9,172	2,242	6,930	6,821
	$ 60,908	$ 26,177	$ 34,731	$ 35,203

6.

EXPLORATION PROPERTIES

The changes in the cost of the Company’s exploration properties were:

	Papua New Guinea	Australia			Total
	Mt. Kare	Gold FX Properties	Murphy Ridge	Hannah 1

Balance, December 31, 2006	$ 895,973	$6,944,283	$263,400	$101,589	$8,205,245
Shares issued	28,013,000	-	-	-	28,013,000
					-
Balance, March 31, 2007	$ 28,908,973	$6,944,283	$263,400	$101,589	$36,218,245

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The Company incurred exploration expenses as follows in the three months ended March 31, 2007:

	Mt. Kare	Murphy Ridge	Hannah 1	Maureen	Other Australia	Total

Drilling	$ 934,883	$ -	$ 8,377	$ -	$ -	$ 943,260
Geological	402,810	2,475	-	-	17,774	423,059
Communications	49,380	-	-	-	-	49,380
Helicopter	899,568	-	-	-	-	899,568
Salaries	148,190	-	-	-	-	148,190
Fuel	153,671	-	-	-	-	153,671
Land use permits	-	725	18	142,755	9,188	152,686
Accommodation and meals	105,251	-	-	-	-	105,251
Automotive	108,855	-	-	-	-	108,855
Legal fees	34,134	-	-	-	-	34,134
Travel	54,724	-	-	-	-	54,724
Consulting	221,202	5,322	-	-	55,781	282,305
Equipment	-	-	-	-	-	-
General	84,781	-	-	-	-	84,781

	$3,197,449	$ 8,522	$ 8,395	$ 142,755	$ 82,743	$3,439,864

Mt. Kare

In accordance with the terms of its agreement with Longview Capital Partners Limited (“Longview”) and Madison Minerals Inc. (“Madison”), in March 2007, the company issued 17,000,000 common shares to Longview.  The shares are subject to escrow over an 18 month period.

7.

SHARE CAPITAL

Share issuances:

(a)

In March 2007, the Company issued 17,000,000 common shares to Longview as consideration in respect of the Mt. Kare property (note 6). The shares had a value of US$1.40 per share, being the closing price on the date of issue, for an aggregate value of $28,013,000.

(b)

In the three months ended March 31, 2007, the Company generated $102,883 from the exercise of 250,000 stock options exercisable at $0.35 per share.

(c)

In the three months ended March 31, 2007, the Company generated $78,280 from the exercise of 199,569 share purchase warrants at prices between US$0.50 per share and US$1.25 per share.

The Company has agreed, subject to certain conditions being met, to issue up to 550,000 common shares to purchase the Hannah 1 property.

The 17,000,000 common shares issued to Longview are subject to escrow and will be released from escrow over 18 months from the “Initial Release Date”. The Initial Release Date is defined as the earlier of (1) the date on which the Company receives a preliminary feasibility study on the Mt. Kare property; and (2) the date that the Company acquires any interest in Madison PNG.

Date	Number of Shares
Initial Release Date	4,250,000
Six months after Initial Release Date	4,250,000
Twelve months after Initial Release Date	4,250,000
Eighteen months after Initial Release Date	4,250,000
17,000,000

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The 4,000,000 common shares issued to the vendors of Gold FX are subject to a pooling agreement that provides for release as follows:

Date	Number of Shares
March 31, 2006	400,000
September 30, 2006	1,200,000
March 31, 2007	1,200,000
September 30, 2007	1,200,000
4,000,000

8.

STOCK OPTIONS

In 2003, the Company adopted an incentive stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants of the Company.  The maximum number of shares reserved for issuance under the Plan may not exceed 10% of the issued share capital of the Company.  Under the Plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant.  Options granted under the Plan have a term not to exceed five years.

The change in stock options outstanding is as follows:

	March 31, 2007		March 31, 2006
	Stock Options Outstanding	Weighted Average Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price

Balance, January 1	3,698,500	US$ 1.14	256,000	US$ 0.50

Granted	-	-	1,650,000	US$ 0.36
Exercised	(250,000)	US$ 0.35	-	-
Expired or forfeited	-	-	(169,000)	US$ 0.50
Balance, March 31	3,448,500	US$ 1.19	1,737,000	US$ 0.37

Stock-based compensation

In the three months ended March 31, 2007, the Company awarded no options to purchase common shares (2006 – 900,000) and recorded stock-based compensation expense of $nil (2006 - $861,000).  The weighted average fair value of each option granted for the three months ended March 31, 2007 was $nil (2006 – US$0.83). The following weighted average assumptions were used for the Black-Scholes option pricing model used to value stock options granted in 2006:

2006
Risk-free interest rate	4.0%
Expected life of options	3.3 years
Annualized volatility	150%
Dividend rate	0%

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9.

WARRANTS

At March 31, 2007, the following share purchase warrants were outstanding:

Number of Financing Warrants	Number of Broker Warrants	Exercise Price	Expiry Date

1,748,250	63,263	US$0.50	December 7, 2007
1,552,500	159,584	US$1.25	April 3, 2008
-	1,137,870	US$2.10	September 25, 2008
5,714,350	-	US$2.25	September 25, 2008
9,015,100	1,360,717

The change in share purchase warrants outstanding is as follows:

	Financing Warrants		Broker Warrants
	Warrants Outstanding	Weighted Average Exercise Price	Warrants Outstanding		Weighted Average Exercise Price

At January 1, 2007	9,177,600	US$ 1.72	1,397,786	-	US$ 1.90
Issued	-	-	-	-	-
Expired	-	-	-	-	-
Exercised	(162,500)	US$ 0.56	(37,069)	-	US$ 1.12
At March 31, 2007	9,015,100	US$ 1.74	1,360,717	-	US$ 1.93

10

RELATED PARTY TRANSACTIONS

The Company incurred the following expenses with consulting and management companies controlled by directors and officers:

	Three Months Ended March 31
	2007	2006

Consulting fees	$ 291,046	$ 89,500
Legal fees	-	25,000
Property evaluation	30,159	-
Administration fees	-	5,453
Investor relations fees	37,500	-
Rent	13,155	2,175
	$ 374,328	$ 122,128

During the three months ended March 31, 2007, the Company made cash option payments in respect of the Mt. Kare property of (1) $nil (2006 - $200,000) to Longview, which is controlled by an officer and director of the Company and (2) of $nil (2006 - $200,000) to Madison Minerals Inc., which has a director in common with the Company. During the three months ended March 31, 2007, the Company also issued 17,000,000 common shares to Longview with a value of $28,013,000 in respect of Mt. Kare (notes 6 and 7). During the period, the Company made expenditures of $3,197,449 (2006 - $711,657) under its option regarding the Mt. Kare property, which is owned by Madison Minerals Inc.

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Included in accounts payable at March 31, 2007 is $36,663 (December 31, 2006 - $277,402) due to officers, directors and consulting companies in which officers or directors hold an interest.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

11.

COMMITMENTS

The Company has, in conjunction with certain related parties (note 10), entered into operating lease agreements with respect to its premises for which the following minimum payments are required:

2007	$ 211,365
2008	304,239
2009	308,723
2010	308,723
2011	308,723
2012	308,723
2013	51,454
Total	$ 1,801,951

The Company’s share of the rent expense is currently about $43,200 annually, but the Company is contractually committed to undertaking the full lease payments if the co-lessors are unable to pay.

12.

RECLASSIFICATION

Certain 2006 comparative figures have been reclassified to conform to the financial statement presentation adopted in 2007.

13.

SUBSEQUENT EVENTS

(a)

In March 2007, the Company signed a letter of intent to enter into a merger with Dynasty Gold Corp. (“Dynasty”). In April 2007, the Company terminated the letter of intent to enter into a merger with Dynasty. Under the letter of intent, the Company was to acquire all of the outstanding securities of Dynasty in exchange for common shares and common share purchase warrants and options of the Company. Dynasty is a Vancouver-based publicly traded gold exploration company with exploration projects in northwest China.

(b)

In May 2007, the Company signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd. in exchange for a 44% stake in the company. Under the terms of the arrangement, Bondi will acquire 100% of the Company’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totaling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi will issue 25 million of its fully paid ordinary shares to the Company along with 5 million options to subscribe for ordinary shares at $0.60 per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.

(c)

In May 2007, Buffalo executed a letter of intent to amend the basis on which it will acquire a further interest in the Mt. Kare property.

i.

The Company will increase its interest in Madison Enterprises (PNG) Ltd. (which owns a 90% interest in the Mt. Kare property) to 60% on making a payment of $500,000, in cash or common shares at the Company’s option and issuing a further 3,000,000 common shares.

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ii.

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

iii.

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

The letter of intent will terminate if the parties do not reach a definitive agreement by June 30, 2007

(d)

In May 2007, the Company acquired 1,445,500 shares of AMI Resources Inc., a publicly traded company, at a cost of $670,782. Longview Capital Partners Incorporated, a company with a director in common with the Company, is a significant shareholder of AMI Resources Inc.

14.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with accounting principles, practices and methods accepted in the United States (“United States GAAP”) except as set out below:

	March 31, 2007	Dec 31, 2006
Accumulated Other Comprehensive Income
Accumulated other comprehensive income - Canadian GAAP	$1,034,927	$-
Unrealized loss on securities available for sale	-	(393,011)
Unrealized foreign exchange gain on securities available for sale	-	687,811
Accumulated other comprehensive income – United States GAAP	$1,034,927	$294,800

	March 31, 2007	Dec 31, 2006
Deficit
Deficit - Canadian GAAP	$(23,550,479)	$(19,993,344)
Unrealized loss on securities available for sale	-	393,011
Unrealized foreign exchange gain on securities available for sale	-	(687,811)
Deficit - United States GAAP	$(23,550,479)	$(20,288,144)

There are no reconciling items between Canadian GAAP and United States GAAP that would affect the presentation of the statements of operations or cash flows presented.

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BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2007

BUSINESS OF THE COMPANY

18

Overview

18

Exploration Properties - Gold

19

Mt. Kare Property

19

Corridors Project

23

Oakland Park and Golden Gate

23

Exploration Properties - Uranium

24

Murphy Ridge

24

Maureen North

24

Juntala

25

Lake Amadeus and Lake Neal

25

Eromanga

25

Exploration Properties - Other

26

Hannah 1

26

SELECTED QUARTERLY INFORMATION

27

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

27

Exploration Expenses

28

Administrative Expenses

28

Other Items

28

Net Loss

28

Share Issuances

28

Change in Financial Position

28

TRANSACTIONS WITH RELATED PARTIES

29

LIQUIDITY AND CAPITAL RESOURCES

29

OFF-BALANCE SHEET ARRANGEMENTS

30

ADOPTION OF ACCOUNTING POLICY

30

FINANCIAL AND OTHER INSTRUMENTS

30

OUTSTANDING SHARE DATA

30

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BUFFALO GOLD LTD.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTER ENDED MARCH 31, 2007

The following discussion and analysis, prepared as of May 30, 2007, should be read together with the unaudited consolidated financial statements for the quarter ended March 31, 2007 and related notes, and audited consolidated financial statements for the year ended December 31, 2006 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All financial amounts are stated in Canadian dollars unless otherwise indicated.

Management’s discussion and analysis contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of Buffalo Gold Ltd. (“Buffalo” or the “Company”). Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information regarding Buffalo is available on SEDAR at www.sedar.com. In this management’s discussion and analysis, financial amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

BUSINESS OF THE COMPANY

Overview

Buffalo is in the business of the acquisition, exploration, management, development and sale of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. At that stage, the Company's operations are dependent on the prevailing market prices for the minerals produced by such operations.

During and after the period ended March 31, 2006, the Company was engaged in developing and implementing drilling programs for the Mt. Kare and Maureen properties in Papua New Guinea and Australia respectively, and in field exploration programs for its uranium, gold and Ni-Cu-PGE projects in Australia.

The more significant events in the Company’s recent history are:

●

In March 2006, the Company acquired Gold FX Limited (“Gold FX”), a private Australian company that owns gold and uranium exploration properties in Australia.

●

In March 2006, the Company was granted an option to acquire a 100% interest in the Murphy Ridge uranium project in Australia.

●

In April 2006, the Company raised gross proceeds of $4,100,000 from the sale of share and warrant units at US$1.00 per unit.

●

In May 2006, the Company was granted an option to acquire a 100% interest in the Hannah 1 nickel-copper property in Western Australia.

●

In May 2006, Brian McEwen joined Buffalo as its president and chief operating officer.

●

In June 2006, Buffalo terminated its option to acquire an interest in the Red property in north-western British Columbia in order to focus on the Company’s Australasian exploration portfolio.

●

In September 2006, the Company generated gross proceeds of $22,182,000 from the sale of share and warrant units at US$1.75 per unit.

●

In September 2006, Buffalo assembled a team of industry leaders to act as an advisory board to the Company. The members of the advisory board are Thomas A. Allen, Cary Pinkowski and Hein Poulus. Also in September 2006, Dr. Jeremy Richards joined the advisory board.

●

In October 2006, the Company completed the purchase of the Murphy Ridge uranium property in Australia.

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●

In March 2007, Buffalo signed a letter of intent to merge with Dynasty Gold Corp. In April 2007. Following due diligence, Buffalo’s board of directors concluded that that the acquisition of Dynasty Gold Corp. would not fulfil the Company’s objective of becoming a near term gold producer and accordingly terminated the letter of intent.

●

In March and April 2007, the Company subscribed for 11,000,000 subscription receipts (convertible into one common share and one half-share purchase warrant) of Kinbauri Gold Corp. (“Kinbauri”) at a cost of $5,500,000. The subscription is being held in escrow, and will be released from escrow following approval by the TSX Venture Exchange of certain mines and exploration properties held by Kinbauri in Spain.

●

In March 2007, the Company issued 17,000,000 common shares to Longview Capital Partners Limited as consideration for the purchase of the Company’s interest in the Mt. Kare property. The common shares are subject to escrow and will be released from escrow over an 18-month period.

●

In March and April 2007, the Company acquired 4,668,000 shares of Gold Aura Ltd., representing a 4.9% ownership position, at a cost of approximately $400,000. Gold Aura Ltd. is a gold exploration company and its shares are traded on the Australian Stock Exchange.

●

In May 2007, the Company signed a letter of intent to move all of its Australian uranium assets to Bondi Mining Ltd. in exchange for a 44% stake in that company. Under the terms of the arrangement, Bondi will acquire 100% of the Company’s Australian uranium portfolio, which is made up of 10 granted tenements and 13 applications totaling 15,085 square kilometres in three major uranium provinces in the Northern Territory and Queensland. In consideration for acquisition of the portfolio, Bondi will issue 25 million of its fully paid ordinary shares to the Company along with 5 million options to subscribe for ordinary shares at $0.60 per share with an exercise period of 24 months following execution of a definitive agreement for the proposed acquisition.

●

In May 2007, the Company successfully renewed its existing exploration license at Mt. Kare and was also granted a new license for adjoining lands.

●

In May 2007, the Company entered into a letter of intent that changes the terms of its agreement to acquire up to a 90% interest in the Mt. Kare property. The new terms are described in detail below.

Exploration Properties – Gold

Mt. Kare Property

Description

The Mt. Kare property is located in Papua New Guinea and comprises two parts: exploration license EL1093, in which Buffalo has acquired an interest through Madison Minerals Inc. (“Madison”) as described below; and exploration license EL1427 which relates to surrounding lands. EL1093 and EL1427 were recently renewed and approved respectively.

The existing geologic resource at Mt. Kare (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t gold) was estimated in 2000 by the independent engineering firm of Watts Griffis & McOuat (“WGM”) to be:

Resource Classification	Million Tonnes	g Au/t	g Ag/t
Indicated mineral resources	14.68	2.36	33.7
Inferred mineral resources	10.85	1.98	22.7

This resource estimate was verified by Snowden Mining Industry Consultants on behalf of Buffalo in March 2006. Snowden concluded that the estimate by WGM was in accordance with the JORC Code (2004) and the standards for reporting mineral resources defined in NI 43-101.

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Acquisition

In October 2005, the Company entered into an agreement with Longview Capital Partners Limited (“Longview”) to acquire up to a 90% interest in the Mt. Kare property. Longview holds an option from Madison to acquire up to a 100% interest of Madison’s 90% interest in the Mt. Kare property. Longview is beneficially owned by Damien Reynolds, who is also a director and the chairman of the board of Buffalo. Jim Stewart, one of Buffalo’s directors, is also a director and shareholder of Madison. This acquisition required the approval of Buffalo’s shareholders, which was subsequently granted at a special general meeting held on March 6, 2006.

In order to acquire its interest in the Mt. Kare property, Buffalo assumed Longview’s obligations under its agreement with Madison. In June 2006, Longview and Madison agreed to grant Buffalo an extension to the original dates; as consideration, Buffalo paid Madison $150,000. The agreement, as amended, provides that:

●

Buffalo will complete a type 2 economic pre-feasibility study by July 4, 2007 and pay Madison, in cash or shares at Madison’s election, a total of $500,000 by October 1, 2006 on a quarterly basis to acquire a 49% interest in Madison Enterprises (PNG) Ltd. (“Madison PNG”), a wholly-owned subsidiary of Madison that is the holder of a 90% interest in the Mt. Kare property.

●

Buffalo can acquire a further 2% interest (51% aggregate) by paying, in cash or shares at Buffalo’s election, a further $500,000 on or before August 15, 2007.

●

Buffalo can acquire a further 14% interest (65% aggregate) by completing a bankable final feasibility study by July 4, 2008.

After acquiring at least a 51% interest, Buffalo will have the right to acquire the balance of Madison’s interest based on an independent valuation of Madison’s remaining interest for cash or shares of Buffalo or a combination of both. If Buffalo elects not to acquire Madison’s remaining interest, Buffalo and Madison will enter into a joint venture for the further development of Mt. Kare.

Buffalo agreed to pay Longview $200,000 in blocks of $50,000 on signing of the acquisition agreement and every three months thereafter until paid. In March 2007, following receipt of regulatory approval, Buffalo also issued Longview 17,000,000 common shares of Buffalo at a deemed price of US$0.25 per share in anticipation of Buffalo having acquired the initial 49% interest in Madison PNG from Madison. The 17,000,000 common shares have been placed in escrow and will be released over an 18-month period following the earlier of receipt of a preliminary feasibility study and the purchase by the Company of an interest in Madison PNG.

In May 2007, Buffalo executed a letter of intent to amend the basis on which it will acquire a further interest in the Mt. Kare property.

a)

The Company will increase its interest in Madison Enterprises (PNG) Ltd. (which owns a 90% interest in the Mt. Kare property) to 60% on making a payment of $500,000, in cash or common shares at the Company’s option and issuing a further 3,000,000 common shares.

b)

The Company may increase its interest to 75% by completing a bankable feasibility study within four years of signing a definitive agreement. The Company is entitled to a one-year extension if it actively carries out exploration work at Mt. Kare and works towards the bankable feasibility study, spending at least $500,000 in each year of the four-year period.

c)

After the Company has earned a 75% interest, it may acquire the remaining 25% at fair market value.

The letter of intent will terminate if the parties do not reach a definitive agreement by June 30, 2007.

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Work this year

Buffalo’s 2006 drilling program was focused in one area to support the ongoing type 2 economic pre-feasibility study (the “Study”). In 2006, Buffalo completed an infill drilling program at Mt. Kare including 64 diamond drill holes for a total of approximately 9,000 metres. The resulting data has been used to update the geological model and resource estimate as part of the Study required for Buffalo’s earn-in to a 49% interest of the Mt. Kare property. The modelling and estimate were completed by Longview Technical Inc. and are being validated by Snowden Mining Consultants as the Qualified Persons and author of the previous NI 43-101 report released in March 2006.

So far this year Buffalo has drilled 4711 metres in nineteen holes, as part of the $11.4 million on-going exploration program at Mt. Kare to test objectives both in the vicinity of known mineralization and at existing targets. Significant results received to date are summarized below in Table 1. The Company is on schedule to complete the Study at Mt. Kare by June 2007.

Hole MK07-90 targeted an untested area of the Southern Western Roscoelite Zone (“SWRZ”) and intersected 1.59 g/t gold reported over 74 metres including 28 metres of 2.53 g/t gold starting at a depth of 88 metres. On the eastern flank of the SWRZ, holes MK07-91 and MK07-97 encountered mainly patchy mineralization near surface but significant intersections of gold occurred at depth, most notably 27.5 metres of 5.40 g/t gold including 11 metres of 12.73 g/t gold, starting at 219 metres depth. MK07-96 also tested the eastern flank of the SWRZ and intersected significant mineralization below 123 m, including 33.0 metres of 1.76 g/t gold. This hole was abandoned at 208 metres due to problems with the drill. Hole MK07-99 was an infill hole drilled in the southern portion of the SWRZ. Mineralization was encountered in this hole, including 17.2 metres of 0.95 g/t gold.

MK06-92 is an infill hole in the southern Central Zone that intersected 22.5 metres of 3.34 g/t gold at a starting depth of just over 200 metres. The hole was stopped prematurely due to problems with the drill rig. MK07-95 lies to the east and was drilled to test the eastern extension of historical hole MK00-239.

Additional infill drilling in the Northern Western Roscoelite Zone (“NWRZ”) included holes MK07-93, aimed at the down-dip extension of the NWRZ, and MK07-94 that intersected 53.9 metres of 1.20 g/t gold at a shallow depth of 54 metres. The eastern extension of the NWRZ was tested in hole MK07-98, down-dip from MK06-73. Mineralization was encountered at depth, including 17 metres of 1.19 g/t gold at 237 metres. Hole MK07- 100 was drilled to test for a possible northern extension of the NWRZ at depth but no significant intersections were returned.

A possible down-plunge extension of the Black Zone towards the C9 Zone was tested in hole MK07-101. Below 170 metres the hole intersected a sequence of strongly mineralized zones of brecciated intrusive and sandstone hosted semi massive to massive pyrite veining/disseminations, rare chalcopyrite-sphalerite-galena and antimony sulphide veins and fractures. Analysis of the hole returned 81 metres of 1.26 g/t gold and 4.68 g/t silver including 10 metres of 4.85 g/t gold and 21.12 g/t silver. Hole MK07- 102 was testing the same area and encountered very high grade gold at approximately 100 metres depth, returning a 6 metre intersection of 55.95 g/t gold and 105.68 g/t silver, including 1.5 metres of 222.0 g/t gold and 385 g/t silver.

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Table 1. Summary of Mt. Kare Drill Hole Intersections Received from January 11th, 2007 to April 18th, 2007

Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)

MK07-90	88.0	162.0	74.0	1.59	11.52
Including	88.0	116.0	28.0	2.53	15.58

MK07-91	1.7	5.0	3.3	2.41	13.87
	278.0	283.0	5.0	5.40	138.08

MK07-92	205.4	227.9	22.5	3.34	5.06
Including	214.0	227.9	13.9	4.95	6.83

MK07-93	190.0	204.0	14.0	0.71	4.26

MK07-94	54.3	108.1	53.8	1.20	39.25
Including	65.1	73.5	8.4	4.44	32.66

MK07-95	145.0	153.0	8.0	0.69	17.60

MK07-96	128.0	161.0	33.0	1.76	10.31
Including	130.0	136.0	6.0	3.35	10.87

MK07-97	22.0	28.0	6.0	2.06	15.63
	130.0	133.0	3.0	2.82	40.80
	219.0	246.5	27.5	5.40	31.59
	225.0	236.0	11.0	12.73	72.42
Including	228.7	231.7	3.0	43.78	56.17

MK07-98	237.0	254.0	17.0	1.19	4.79
Including	245.0	254.0	9.0	1.46	4.28

MK07-99	143.0	144.0	1.0	5.63	64.90
	170.8	188.0	17.2	0.95	13.43
Including	177.0	181.0	4.0	2.29	35.08

MK07-100	No significant intersections

MK07-101	165.0	246.0	81.0	1.26	4.68
	219.0	244.0	25.0	2.37	9.46
Including	234.0	244.0	10.0	4.85	21.12

MK07-102	99.5	105.5	6.0	55.95	105.68
	102.5	104.0	1.5	222.0	385.0

MK07-103	No significant intersections

*Holes are not drilled in numerical or sequential order.

Buffalo has been modelling the results reported to date and has deemed that all reported intersections, including those in Table 1, approximate true widths. Silver results in Table 1 are similar to the range of results from the 2006 drill program results, which ranged from approximately 1 to 100 g/t. Gold and silver results from the 2006 drill program are posted on the Mt. Kare section of the Company’s website.

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All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation. Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion with ICP-OES finish for silver.

In addition to the drill work, Buffalo completed a 330 line, 4,000 kilometre airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 140 square kilometre 100%-owned EL 1427 property. Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated. The new surveys will be used to identify additional magnetic anomalies and to define exploration and drilling targets.

Following the success of the initial infill program at the WRZ, Buffalo increased the number of diamond drills at site to test additional objectives both in vicinity of known mineralization and new exploration target areas. In conjunction with the expansion of its drilling program, Buffalo augmented its geological team to assist with the exploration at Mt. Kare. Mr. Andrew Habets is supervising exploration programs at the EL1427 license area and the existing EL1093 Mt. Kare property and Mr. Stuart Munroe is the principal consultant to assist in the geological interpretation on the Mt. Kare project, contracted through SRK Consulting in Sydney.

Corridors Project

Description

Situated in the Drummond Basin in Queensland, the 100% owned Corridors project is the target of exploration for high-grade epithermal gold deposits similar to Newmont's Pajingo-Vera Nancy Mine, Queensland’s major gold producer.

Work to Date

Corridors was the subject of a detailed surface sampling program by Buffalo in 2006. The program identified two strong gold anomalies.

Planned Work

Buffalo plans to follow-up on the gold anomalies at the Corridors project using a shallow drill program to be conducted over the months of April and May 2007, pending availability of a drill rig. The 2007 budget for exploration work is $199,000.

Oakland Park and Golden Gate

Description

The Oakland Park and Golden Gate properties are situated in the historic Croyden Goldfield area in Queensland.  Interpretation of geophysical data has resulted in the recognition of the potential extension of the historic mineralization.  Major structure is evident in the magnetics data, which is on strike from Oakland Park into the contiguous Golden Gate project. Historically, the Croydon Goldfield produced around 1 million ounces of gold but little work has been done at depth and under cover.

Work to Date

The Company has not completed any work to date on the Oakland Park and Golden Gate properties.

Planned Work

The work plan for 2007 will be limited to maintenance of the claim and planning. The work budget for 2007 is $133,000.

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Exploration Properties – Uranium

Murphy Ridge

Description

Buffalo was granted an option, and subsequently acquired a 100% interest in the Murphy Ridge project, located in the north-east part of the Northern Territory of Australia.  The Murphy Ridge project is within the same tectonic area and along the strike of Laramide Resources’ Westmoreland project in Queensland. The Murphy Ridge project comprises two strategically placed exploration permits covering approximately 2,300 square kilometres. The target is unconformity style.

Buffalo signed a binding letter of intent on the Murphy Ridge project and paid an initial A$50,000 non-refundable payment to provide for a due diligence period that expired on October 11, 2006. On completion of the due diligence period, Buffalo exercised its option and, in October 2006, closed the transaction to acquire 100% of the project by issuing the vendor 73,592 shares and paying A$50,000.

Dr. Andy Wilde and Mr. Mike Raetz are the principals of Global and have been working with Buffalo to acquire further uranium project opportunities.

Work to Date

Buffalo has completed an airborne EM survey over the Murphy Ridge uranium property. The survey results identify numerous strong conductive and radiometric signatures.

Planned Work

Buffalo plans to follow up the airborne EM results with a detailed surface sampling program. The 2007 budget for exploration work at Murphy Ridge is $275,000.

Maureen North

Description

The Maureen North uranium-gold project is comprised of thirteen 100% owned exploration permit applications which cover more than 4,000 square kilometres with potential for hosting uranium and gold deposits in the Georgetown-Townsville uranium field of Queensland.

The primary target is a uranium deposit similar to the Maureen and Ben Lomond deposits, held by Mega Uranium. In addition to their uranium potential, Buffalo’s permit applications have potential to host large intrusion-related gold deposits such as the Kidston gold deposit, which is also located in the province of Queensland.

Work to Date

In late 2006, the Company began a comprehensive integration and review of the available airborne magnetics/radiometrics and gravity data over the whole property and immediate surrounds with the aim of confirming targets for drill testing. This review has identified several areas which occur in geological and structural settings similar to that of the Maureen deposit and Kidston gold deposit.

Planned Work

These areas of interest will be priority targets for exploration work when the tenements are granted. The 2007 budget for exploration work at Maureen North is $301,000.

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Juntala

Description

The 100% owned Juntala project is an exploration licence application covering approximately 800 square kilometres and is also located in the Georgetown-Townsville uranium field.

A high amplitude uranium channel radiometric anomaly strikes for over 35 kilometres within the basement rocks of the Juntala project area. Technical review of the project has highlighted the potential of the area for a sandstone-hosted roll-front uranium deposit within the package of sedimentary rocks. This package has over 50 kilometres of strike length of favourable sedimentary rocks.

Work to Date

Buffalo’s program involves initial research of existing data, followed by geophysical surveys and exploration drilling to locate and define ancient river channels.

Planned Work

In 2007, the Company intends to continue reviewing data. The 2007 budget for exploration at Juntala is $83,000.

Lake Amadeus and Lake Neal

Description

The 100% owned Lake Amadeus and Lake Neal projects in the Northern Territory have potential for a sedimentary uranium deposit in calcrete or clays, similar to deposits found in Western Australia.

The Lake Amadeus and Lake Neal projects are comprised of three exploration licence applications covering over 2,000 square kilometres with high amplitude surface uranium anomalies striking for in excess of 60 kilometres. Buffalo has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies.

Applications for consents for exploration licences have been lodged with the relevant Land Council.

Work to Date

The Company has not yet undertaken any exploration work on these properties.

Planned Work

In 2007, the Company intends to begin discussions with local aboriginal groups as a prelude to beginning exploration work. The 2007 budget for exploration work at Lake Amadeus and Lake Neal is $17,000.

Eromanga

Eight exploration permits were granted in September over 100 kilometres of stratigraphy prospective for sedimentary-hosted uranium deposits in Central Queensland. Radiometrics data show numerous discrete, high-amplitude U channel anomalies along this trend. Individual anomalies have strike lengths measuring several kilometres.

Sampling of available core from a stratigraphic hole drilled previously by a government department returned peak values of anomalous uranium up to 20ppm. Strong Molybdenum (116ppm) and Vanadium (763ppm) values are associated with the uranium.

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Work to Date

In 2006, the Company staked this property and completed surface scintillometer surveys. These surveys indicted that further work is not warranted.

Planned Work

Buffalo will not be undertaking further work on the Eromanga property.

Exploration Properties – Other

Hannah 1

Description

The Hannah 1 target was first discovered by a major Australian mining company, but drill testing failed to reach target due to technical difficulties. From geophysical modelling, the target depth has been estimated to be at 450 metres. Buffalo holds one granted and three exploration licence applications along the Fraser Mobile Belt, covering the Hannah 1 target and five other significant targets in surrounding areas.

The Hannah 1 project is located approximately 400 kilometres southeast of Kalgoorlie, along the margin of the Fraser Mobile Belt, with an interpreted Archaean Greenstone terrane to the east. Regionally, this area had character in magnetics data that suggests it could contain several significant deposits hosted by mafic rocks similar to the large Jinchuan copper-nickel deposit.

Work to Date

Buffalo completed a single deep diamond drill hole at the Hannah 1 base metal prospect. The hole intersected disseminated sulphides at the target depth of 425 metres, with the zone continuing for more than 200 metres. Assay results from the core were not anomalous even with the presence of pyrite. Petrographic work on the samples is now being conducted to determine whether the environment could also host nickel, platinum group metals or other base metals of economic interests. Once this is complete, a decision to drill another hole will be made.

Planned Work

Once the Company receives the results of the petrographic analysis, it will formulate a detailed work plan. The 2007 exploration budget for Hannah 1 is $146,000.

SELECTED QUARTERLY INFORMATION

During the most recent eight quarters, the Company has not generated any revenue, incurred any loss from discontinued operations or extraordinary items or declared any dividends.

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Quarter Ended	Revenue	Loss for the Quarter	Loss per Share Basic and Fully Diluted

June 30, 2005	-	(10,202)	(0.00)
September 30, 2005	-	(119,907)	(0.01)
December 31, 2005	-	(1,251,321)	(0.08)
March 31, 2006	-	(2,173,109)	(0.10)
June 30, 2006	-	(2,919,643)	(0.10)
September 30, 2006	-	(5,103,850)	(0.16)
December 31, 2006	-	(3,474,613)	(0.08)
March 31, 2007	-	(3,161,749)	(0.06)

In 2004, the Company’s operations were limited to evaluating opportunities. The Company began exploration activities on the Red property and Mt. Kare in 2005 and issued stock options (with commensurate stock based compensation expense), which resulted in a large increase in net loss. In 2006, expenditures increased again as the Company expanded its operations at Mt. Kare and undertook exploration work in Australia following its March 2006 purchase of Gold FX. The increase in total assets at December 31, 2005 was largely due to cash and cash equivalents on hand following a financing. Total assets increased again in 2006 following the purchase of Gold FX and further financings.

In the second quarter of 2005, the Company’s loss decreased. While expenses increased over those in the first quarter due to due diligence costs associated with the purchase of the Red property and annual filing fees, they were offset by a gain recorded on settlement of debts. In the third quarter of 2005, expenses increased significantly as the Company became active on the Red property and undertook investigation on the Mt. Kare property. In the fourth quarter of 2005, expenses again increased significantly as the Company began operating at Mt. Kare and incurred sizeable stock-based compensation expense.

In 2006, the most significant factor affecting the quarterly loss is exploration expenditures, as detailed above. In addition, stock-based compensation is a material expense and was $861,000 in the first quarter, $354,000 in the second quarter, $2,668,000 in the third quarter and $nil in the fourth quarter. In the fourth quarter, the Company generated interest income and foreign exchange gain from holding funds denominated in US dollars; together these represented over $1 million of income.

The net loss decreased in the first quarter of 2007, primarily because of lower administrative expenses. The net loss would have been greater, but adoption of a new accounting policy resulted in the accounting loss decreasing by $688,000. This is discussed in further detail below.

Future trends in exploration expenses will depend on the outcome of the Company’s current exploration initiatives and the ability of the Company to seek additional financing.

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In this discussion of Buffalo’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

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Exploration Expenses

In the quarter ended March 31, 2007, the Company spent $3,440,000 on exploration activities, compared to $815,000 in the first quarter of fiscal 2006. Of this amount, $3,197,000 was incurred developing the Mt. Kare property. In addition to ongoing camp expenses at Mt. Kare, the Company planned and undertook an extensive drilling program, the results of which are summarized above. The exploration activities on other properties were much more limited, with the most effort being expended on Maureen, where the Company spent $143,000.

The Company expects exploration expenditures to continue at current levels in fiscal 2007, subject to changes resulting from the planned transaction with Bondi.

Administrative Expenses

In the quarter ended March 31, 2007, the Company incurred administrative expenses of $592,000 compared to $1,363,000 in the three months ended March 31, 2006. In the three months ended March 31, 2006, administrative expenses included $861,000 of stock-based compensation expense.

The most significant increases in operating expenses were personnel related: consulting fees increased from $151,000 in the quarter ended March 31, 2006 to $210,000 in the quarter ended March 31, 2007 due largely to a bonus payment to the former president’s estate. Investor relations decreased from $147,000 in the first quarter of 2006 to $138,000 in the first quarter of 2007 as the Company continues to communicate corporate developments to the investment community.

Other Items

During the quarter ended March 31, 2007, the Company did not have any interest-bearing debt. During the first quarter of 2006, the Company earned $5,000 from funds held in term deposits. In the first quarter of fiscal 2007, the Company earned $159,000 of interest income.

The Company recorded a foreign exchange gain of $634,000. Much of this was recognized in fiscal 2005, but due to a newly adopted accounting policy, which results in certain gains or losses only being recognized when realized, these gains were also recognized in fiscal 2006. An adjustment to deficit means that the financial statements as a whole do not double-count the gain.

Net Loss

The net loss for the three months ended March 31, 2007 was $3,162,000 or $0.06 per share as compared with a net loss for the three months ended March 31, 2006 of $2,173,000 or $0.10 per share.

Share Issuances

In March 2007, the Company issued 17,000,000 common shares for the purchase of 49% interest in the Mt. Kare project, as described in note 6 of the financial statements. These shares had a value of US$1.40, being the closing price on the date of issue, and the total value of the share consideration was $28,013,000.

In the quarter ended March 31, 2007, warrant holders exercised warrants for the purchase of up to 200,000 common shares at between US$0.50 and US$1.25 per share. In the quarter ended March 31, 2007, stock option holders exercised stock options to purchase 250,000 common shares at US$0.35 per share. The exercise of warrants and options generated proceeds of $257,000.

Change in Financial Position

At March 31, 2007, the Company had total assets of $52,219,000 as compared to $28,822,000 at December 31, 2006. The change in total assets is due primarily to issuance of common shares to Longview Capital Partners Limited for purchase of a 49% interest in Mt. Kare property, offset by cash expenditures on operating and investing activities.

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On a net basis, operating activities in the quarter ended March 31, 2007 consumed cash of $3,421,000 compared to $1,405,000 for the comparative period in 2006. Of the $3,162,000 loss for the period, $4,000 was for amortization of the Company’s equipment, which did not consume cash. The results of operations included foreign exchange gains totalling $100,000, which was deducted in determining net cash flow. Furthermore, the Company’s accounts payable decreased by $205,000 to $714,000 in the quarter ended March 31, 2007 period, largely due to payments made on accruals associated with drilling costs on the Mt. Kare property.

In the three months ended March 31, 2007, the Company provided $257,000 of cash from financing activities. In the comparative period, the Company used $11,000 of cash from financing activities.

Buffalo generated $9,849,000 from investing activities in the quarter ended March 31, 2007. In the comparative period the Company used $426,000 of cash in investing activities. Most of the cash provided from investing activities related to the sale of marketable securities ($16,554,000).

The Company had a cash balance of $8,032,000 at March 31, 2007, as compared to a cash balance of $1,369,000 at December 31, 2006.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2007, the Company incurred expenses with parties not at arm’s length consisting of $45,000 to Damien Reynolds, a director and officer; $36,000 to Brian McEwen Consulting Inc., owned by Brian McEwen, the Company’s president and COO; $15,000 to Lakehead Geological Services Inc., owned by a Douglas Turnbull, a director of the Company; $30,000 to James G. Stewart Law Corporation, owned by James G. Stewart, a director; and $12,000 to MCSI Consulting Services Inc., in which Simon Anderson, an officer of the Company, holds a 50% interest; and $102,000 to Pat Tully, widow of Buffalo’s former president. The Company also accrued or paid $38,000 in investor relations and $11,000 in rent by Longview Capital Partners Incorporated (formerly Longview Strategies Incorporated); Damien Reynolds is a director and officer of both those companies.

In 2006, the Company entered into a premises lease agreement in conjunction with with Tournigan Gold Corporation, Longview Capital Partners Incorporated and Bayswater Uranium Corporation, which have one or more directors in common with the Company. The lease calls for annual basic rent of up to $308,000 over the period ending 27 February 2013. The Company does not expect to pay this amount, but would be responsible for satisfying the liability in the event that the other companies did not contribute.

In May 2007, the Company acquired 1,445,500 shares of AMI Resources Inc., a publicly traded company, at a cost of $670,782. Longview Capital Partners Incorporated, a company with a director in common with the Company, is a significant shareholder of AMI Resources Inc.

Buffalo is currently retains its management on a month-to-month basis. The only contractual commitment is to pay monthly compensation of $11,250 to Brian McEwen Consulting Inc. for Brian McEwen’s services. The Company also has an investor relations contract with Longview Capital Partners Limited that calls for monthly payments of $12,500 through to June 2007; the contract may be terminated on 30 days’ notice by either party.

LIQUIDITY AND CAPITAL RESOURCES

Buffalo’s exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There are no assurances that the Company can continue to obtain such financings; failure to obtain funding would result in the curtailment of exploration activities until such financing could be obtained.

At March 31, 2007, the Company’s working capital position was $15,154,000, down from $19,577,000 at March 31, 2006, due primarily to cash consumed by operations and investments in marketable securities.

The Company does not have sufficient resources to fund its operations for 12 months and will be required to raise further capital. Such funding may not be available on reasonable terms or at all.

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Apart from the initiatives discussed above, the Company is not aware of any trends, commitments or events that may affect its liquidity in the foreseeable future. The Company has not made any commitments for capital expenditures. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of raising additional funds through private placements and planned exploration on its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not engaged in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

ADOPTION OF ACCOUNTING POLICY

The Company’s significant accounting policies are disclosed in the December 31, 2006 audited financial statements.

On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement" and Section 3861 "Financial Instruments - Disclosure and Presentation", as described in note 3 of the financial statements.

FINANCIAL AND OTHER INSTRUMENTS

Fair value - The fair value of cash, receivables, marketable securities, accounts payable and accrued liabilities and amounts due to shareholders approximates their carrying value due to the short-term nature of these financial instruments.

Exchange risk - Many of the Company’s expenses are denominated in Papua New Guinea kina and in Australian dollars, and holds some funds in United States dollars. The Company does not currently hedge its foreign exchange positions and so is exposed to foreign exchange risk on its Papua New Guinea and Australian operating budgets and its United States dollar holdings. The Company raises equity funds in prices denominated in United States dollars but the resulting exchange risk affects the Company’s investors rather than its operations.

Interest rate risk - The Company has no interest-bearing debt and so is not exposed to interest rate risk on financing activities. The Company is exposed to interest rate risk on its invested funds.

Credit risk - The Company currently places substantially all of its cash in accounts with a Canadian chartered bank and is therefore not subject to significant credit risk on its cash holdings. After June 30, 2006, the Company began investing funds in high-grade commercial bonds and believes that the resulting credit risk is not material. The Company may be exposed to credit risk if it were to place significant funds in a bank account in Papua New Guinea.

OUTSTANDING SHARE DATA

The Company has one class of authorized capital, being an unlimited number of common shares without par value. At the date of this report, the Company has issued 63,913,995 common shares. The Company has 3,423,500 stock options with exercise prices ranging from US$0.35 to US$2.08 and 10,359,930 share purchase warrants outstanding with exercise prices ranging from US$0.50 to US$2.25. Accordingly, the maximum number of common shares that are issuable is 77,697,425.

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Form 52-109F2 – Certification of Interim Filings

I, Damien Reynolds, the Chief Executive Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.

Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and.

5.

I have caused the issuer to disclose in the Interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2007

/s/ Damien Reynolds

Damien Reynolds

Chief Executive Officer

________________________________________________________________________________

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Form 52-109F2 – Certification of Interim Filings

I, Simon J. Anderson, the Chief Financial Officer of Buffalo Gold Ltd., certify that:

1.

I have reviewed the Interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Buffalo Gold Ltd. (the issuer) for the period ending March 31, 2007;

2.

Based on my knowledge, the Interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the Interim filings;

3.

Based on my knowledge, the Interim financial statements together with the other financial information included in the Interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the Interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the Interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the Interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 30, 2007

/s/ Simon J. Anderson

Simon J. Anderson

Chief Financial Officer

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